February 1, 2011

Via EDGAR

Mr. Jeffrey Gordon Staff Accountant U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	New Oriental Energy & Chemical Corp.
Form 10-K for the Fiscal Year ended March 31, 2010
Forms 10-Q for the Fiscal Quarters ended June 30, 2010 and September 30, 2010
Form 8-K filed October 20, 2010
File No. 1-33470

Dear Mr. Gordon:

On behalf of New Oriental Energy & Chemical Corp. (the “Company”), as counsel for the Company, we hereby submit this letter in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 28, 2011, regarding the above referenced filings.

The Company is in receipt of the Staff’s letter and has begun coordinating with its auditors and legal counsel to prepare a full response.  Per our discussion on January 31, 2011, the Company has been granted an additional ten (10) business days to file its response.  The Company is thus planning to file a response by February 25, 2011.

If you have any questions or require anything further in connection with this letter, please do not hesitate to contact me at (212) 536-3915.

Very truly yours,

/s/ Jonathan Barron

Jonathan M. Barron, Esq.